

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

Via E-mail
Michael Xiangyu Chen
Chief Executive Officer
iDreamSky Technology Limited
16/F, A3 Building, Kexing Science Park
15 Keyuan Road North, Nanshan District
Shenzhen, Guangdong, 518105
The People's Republic of China

> **Re:** **iDreamSky Technology Limited**
> **Amendment No. 1 to Confidential Draft**
> **Registration Statement on Form F-1**
> **Submitted May 16, 2014**
> **CIK No. 0001600527**

Dear Mr. Chen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated May 8, 2014.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 77

1. We note your response to prior comment 28 that you believe the disclosure of your gross billings may cause you competitive harm. It is unclear how providing quantitative disclosure of period to period trends, such as the percentage of growth in gross billings, would cause you substantive competitive harm. Please revise or advise.

Business

License Acquisition, page 117

2.   We note your response to prior comment 40 regarding the range of the percentage of gross billings you receive pursuant to your revenue sharing agreements with developers. On page 118, you describe the revenue sharing agreements as being "in line with the industry norm." Please revise to provide us the basis for this assertion and describe what you mean by "industry norm." Further, please revise to clarify how your revenue sharing percentages vary among your developers and with respect to particular games. For example, clarify whether established games in foreign markets provide a significantly higher revenue sharing percentage to those overseas developers compared to games developed domestically and/or without significant history of sales in foreign markets.

Related Party Transactions, page 155

3.   We note your response to prior comment 54 regarding your related party transactions and we are unable to concur with your assertion. Please revise to describe all related party transactions since January 1, 2011, as required by Item 7.B. of Form 20-F.

Underwriting, page 185

4.   Your response to prior comment 56 appears to indicate that the shares purchased through your directed share program by your officers, directors, and principal shareholders will be subject to lock-up agreements with the joint-bookrunners. If this is true, please revise your disclosure on page 192 to clarify.

Notes to the Consolidated Financial Statements

Note 2.14 Revenue recognition, page F-23

5.   In response to prior comment 58, you indicate that for all your types of games, you are able to release game updates and special editions through SkyNet. In addition, we note from your disclosures on pages 113 and 123 that your cloud-based server and network infrastructure enable you to deliver games and that you routinely deliver massive amounts of content to millions of users across your platform. In light of these disclosures, please clarify your statement that developers are responsible for providing the game product desired by the game players used in your evaluation of principal agent considerations.

6.   You indicate in response to prior comment 58 that mid- and hard-core games are hosted and operated on the servers of the game developers or the Company on a case by case

basis. Tell us how the party that hosts and operates these games impacts the presentation and recognition of revenue. Specifically address the following:

- In regard to your principal agent considerations, you disclose that the developers are responsible for providing the game product desired by the game players and the hosting and maintenance of game servers for running the online mobile games is the responsibility of the developers. These factors, among others, support your conclusion to present revenue net of amounts paid to the game developers. Please clarify how you present revenue when you are responsible for providing the game product and hosting and maintaining the game servers. Identify which party the game player understands to be responsible for fulfillment. Refer to ASC 605-45-45-4.

- In regard to the timing of revenue recognition, you disclose that the game developers are responsible for hosting and maintaining online game servers, so the obligation to operate mid- and hardcore mobile games does not affect the timing of revenue recognition. In arrangements that you host and operate mid- and hard-core games, explain how your obligation to operate these games impacts the timing of revenue recognition.

- Revise your revenue recognition policy to address arrangements in which games are hosted and operated on your servers, or explain why a revision is not necessary.

7.   We note your Regional Distribution Agreement with Halfbrick Studios Pty. Ltd. dated March 7, 2014 filed as an exhibit. Please explain your revenue recognition policy for this arrangement, and tell us how it compares to the arrangement with Halfbrick in place during the year ended December 31, 2013. Describe the indicators used in your principal agent considerations. Refer to ASC 605-45-45. As part of your response, tell us how your analysis considered your obligation to provide first tier customer support, market analysis, and sales support to all of your customers and authorized end users.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551- 3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        David T. Zhang, Esq.
        Kirkland & Ellis International LLP